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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 TeliaSonera AB
                                ----------------
                                (Name of Issuer)

                Ordinary Shares, nominal value SEK 3.20 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                       **

                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB, which are not traded in U.S. markets, have not been assigned a CUSIP number.

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CUSIP No. The ordinary shares of TeliaSonera AB are not traded in U.S. markets and have not been assigned a CUSIP number.

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       1.     Names of Reporting Persons. The Republic of Finland

              I.R.S. Identification Nos. of above persons (entities only). Not Applicable

--------------------------------------------------------------------------------

       2.     Check the Appropriate Box if a Member of a Group

              (a) X

              (b)

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       3.     SEC Use Only

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       4.     Citizenship or Place of Organization
              Finland

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                      5.     Sole Voting Power
                             616,128,221

                      ----------------------------------------------------------
Number of             6.     Shared Voting Power
Shares                       0
Beneficially
Owned by              ----------------------------------------------------------
Each Reporting        7.     Sole Dispositive Power
Person With                  616,128,221

                      ----------------------------------------------------------
                      8.     Shared Dispositive Power
                             0

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       9.     Aggregate Amount Beneficially Owned by Each Reporting Person
              616,128,221

--------------------------------------------------------------------------------

       10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              [X]

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       11.    Percent of Class Represented by Amount in Row
              (9) 13.2%(***)

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       12.    Type of Reporting Person
              OO

----------
(***) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on December 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 7, 2005. This total number of shares remains unchanged. However, the Republic of Finland's percentage of shares has decreased since December 31, 2004 because of a repurchase program of TeliaSonera AB. For information on the repurchase program, see Form 6-K filed with the Securities and Exchange Commission on June 23, 2005 disclosing the completion of the repurchase program decided by the Board of Directors of TeliaSonera AB on April 26, 2005.

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                                  SCHEDULE 13G

ITEM 1.

         (a)   Name of Issuer
               TeliaSonera AB

         (b)   Address of Issuer's Principal Executive Offices
               Sturegatan 1, S-106 63 Stockholm, Sweden

ITEM 2.

         (a)   Name of Person Filing
               The Republic of Finland

         (b) Address of Principal Business Office or, if none, Residence c/o The Finnish Ministry of Trade and Industry
               Aleksanterinkatu 4, FI-00023 Government, Finland

         (c)   Citizenship
               Finland

         (d)   Title of Class of Securities
               Ordinary shares, nominal value SEK 3.20 per share ("Ordinary Shares")

         (e)   CUSIP Number
               The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number.

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned: 616,128,221

         (b)   Percent of class: 13.2%(1)

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 616,128,221

               (ii)  Shared power to vote or to direct the vote: 0

----------
(1) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on December 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 7, 2005. This total number of shares remains unchanged. However, the Republic of Finland's percentage of shares has decreased since December 31, 2004 because of a repurchase program of TeliaSonera AB. For information on the repurchase program, see Form 6-K filed with the Securities and Exchange Commission on June 23, 2005 disclosing the completion of the repurchase program decided by the Board of Directors of TeliaSonera AB on April 26, 2005.

               (iii)  Sole power to dispose or to direct the disposition of:
                      616,128,221

               (iv)   Shared power to dispose or to direct the disposition of:
                      0

ITEM 5. Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

ITEM 8. Identification and Classification of Members of the Group

The Republic of Finland and The Kingdom of Sweden may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders' Agreement dated March 26, 2002 between The Kingdom of Sweden and The Republic of Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002, as amended by the Amendment to Shareholders' Agreement dated April 16, 2003 attached as Exhibit 1 to Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission by the Government of Finland on February 13, 2004 and by the Amendment II to the Shareholders' Agreement dated October 12, 2004 attached as Exhibit 1 to Schedule 13G filed with the Securities and Exchanges Commission by the Government of Finland on February 14, 2005 with respect to TeliaSonera AB.

Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by The Republic of Finland and The Kingdom of Sweden may be deemed to be the beneficial owner of 616,128,221 Ordinary Shares beneficially owned by The Republic of Finland and 2,033,547,131 Ordinary Shares beneficially owned by The Kingdom of Sweden, representing a total of 2,649,675,352 Ordinary Shares or approximately 56.7% of the Ordinary Shares.(2) However, the Republic of Finland disclaims beneficial ownership of the Ordinary Shares beneficially owned by The Kingdom of Sweden.

ITEM 9.  Notice of Dissolution of Group

Not Applicable

ITEM 10. Certification

Not Applicable

----------
(2) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on December 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 7, 2005. This total number of shares remains unchanged. However, the Republic of Finland's percentage of shares has decreased since December 31, 2004 because of a repurchase program of TeliaSonera AB. For information on the repurchase program, see Form 6-K filed with the Securities and Exchange Commission on June 23, 2005 disclosing the completion of the repurchase program decided by the Board of Directors of TeliaSonera AB on April 26, 2005.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

                                              THE REPUBLIC OF FINLAND


                                              By: /s/ Markku Tapio
                                                  ------------------------------
                                                  Name: Markku Tapio
                                                  Title: Director General


                                              By: /s/ Arto Honkaniemi
                                                  ------------------------------
                                                  Name: Arto Honkaniemi
                                                  Title: Industrial Counsellor